UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 Seligman Select Municipal Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816344105

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 816344105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  435,237

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  435,237

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

435,237

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

3.28%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Seligman Select Municipal Fund, Inc.
100 Park Avenue, 8th Floor
New York, New York 10017

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 435,237 shares of SEL on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 3.28% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed-end funds, the profile of SEL fit the investment guidelines for various Accounts. Shares have been acquired since February 12, 1999.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 435,237 shares, which represents 3.28% of the outstanding shares. Jo Ann Van Degriff presently owns 1971.72 shares. Ms. Van Degriff bought shares on July 10, 2001 at $10.28 (500 shares), July 11, 2001 at $10.28 (200 shares), July 12, 2001 at $10.28 (1,300 shares), December 13, 2005 at $9.68 (2,100 shares), June 22, 2006 at $9.56 (30 shares) and June 23, 2006 at $9.58 (71.72 shares). Ms. Van Degriff sold shares on October 17, 2003 at $10.72 (2,000 shares) and February 21, 2006 at $10.31 (200 shares). George Karpus presently owns 1,650 shares. Mr. Karpus purchased shares on June 8, 2000 at $9.31 (7,000 shares). Mr. Karpus sold shares on July 18, 2001 at $10.12 (3,000 shares), August 31, 2004 at $10.82 (200 shares), September 13, 2004 at $10.81 (100 shares), September 14, 2004 at $10.86 (100 shares), September 17, 2004 at $10.98 (100 shares), September 20, 2004 at $10.96 (300 shares), September 22, 2004 at $10.90 (100 shares), September 24, 2004 at $10.93 (100 shares), October 18, 2004 at $10.72 (200 shares), October 19, 2004 at $10.70 (100 shares), October 26, 2004 at $10.71 (100 shares), November 2, 2004 at $10.79 (100 shares), September 9, 2005 at $10.46 (100 shares), September 12, 2005 at $10.49 (400 shares), September 13, 2005 at $10.57 (50 shares), September 20, 2005 at $10.37 (50 shares) and February 21, 2006 at $10.31 (150 shares). Karpus Management, Inc. presently owns 1,300 shares which it purchased on December 20, 2005 at $9.69 (200 shares), July 13, 2006 at $9.62 (100 shares) and August 15, 2006 at $9.74 (1,000 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management of which George W. Karpus owns 7.39%. Urbana Partners, L.P. currently owns 3,000 shares of SEL. None of the other principals of KIM own shares of SEL.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share

 6/29/2006 700  $9.55
 6/30/2006 3,300  $9.59
 7/10/2006 3,000  $9.64
 7/13/2006 5,850  $9.62
 7/17/2006 300  $9.61
 7/20/2006 600  $9.60
 7/24/2006 2,000  $9.64
 7/26/2006 100  $9.64
 7/28/2006 200  $9.66
 8/10/2006 800  $9.83
 8/15/2006 4,000  $9.74
 8/18/2006 4,800  $9.82
 8/21/2006 28,200  $9.81
 8/23/2006 10,600  $9.85
 8/24/2006 8,000  $9.84
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the SEL securities.

Item 7. Materials to be Filed as Exhibits.

A letter was sent by Karpus to the Board of Directors of SEL pursuant to Item 4, above, expressing concerns that it currently has with the Fund. A copy of the letter is attached hereto as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   August 25, 2006

EXHIBIT 1
Letter to the Fund
Transmitted August 25, 2006

VIA FACSIMILE & OVERNIGHT MAIL

Mr. Frank Nasta, Fund Secretary       August 25, 2006
Seligman Select Municipal Fund, Inc.
100 Park Avenue
New York, New York 10017

Re: Seligman Select Municipal Fund, Inc.

Mr. Nasta:
Pursuant to rule 14a-8 of the Securities Exchange Act of 1934, Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), submits the following proposal and supporting statement regarding termination of the investment management agreement between Seligman Select Municipal Fund, Inc. ("SEL" or the "Fund") and J. & W. Seligman & Co. Incorporated for inclusion in management's proxy materials for the next meeting of shareholders (the "Meeting"):

  RESOLVED: The Fund's investment management agreement with J. & W. Seligman & Co. Incorporated shall be terminated.

  Supporting Statement:

  J. &. W. Seligman & Co. Incorporated is the investment manager of our Fund. Multiple recent public instances show that Fund management is hopelessly intertwined with the Board and does not have shareholders' interests in mind.

  Instance 1: Despite being marked by a flattening yield curve over the last year, our Fund's management has chosen to continue to utilize a high level of leverage. Due to this, our Fund has underperformed the 10-year Lehman Brothers Municipal Bond Index by 1.035%! In fact, due to an inherent conflict of interest, Fund management has no incentive to reduce leverage because it also collects fees based on the amount of leverage it employs. How can it be justified that the use of a high amount of leverage in a flattening yield curve environment is in shareholders best interests?

  Instance 2: Since February 2004, our manager has been in discussions with the New York staff of the Securities and Exchange Commission and the Attorney General's Office. The Attorney General's Office has said that its inquiry involves apparent fraudulent conduct in Seligman's secret arrangements with certain preferred customers, permitting these preferred customers to engage in mutual fund timing activities that negatively impacted the investment returns to long-term shareholders in the Seligman funds affected. What's more, according to court documents, the President of our Fund, Brian T. Zino, and the Chairman of our Board, William Morris, own approximately 85% of our manager. How can it be justified that this conflict of interest is in shareholders best interests?

  Instance 3: Seligman manages many other funds, and has manipulated corporate governance procedures in other funds which it manages by changing bylaws and amending voting quorum requirements to suit its best interests. How can it be justified that changing rules agreed to by shareholders and Fund management is in shareholders best interest?

  Ultimately, our investment manager's actions have been taken at the expense of shareholders. We do not wish to see the same conflicted fund management and manipulative practices continue. Join us in telling our Board that you are not satisfied with a manager who doesn't have your best interests in mind. Vote FOR the termination of our Fund's management agreement with J. & W. Seligman & Co. Incorporated.

Karpus intends to attend the referenced meeting either in person or by proxy. Additionally, as is also required by rule 14a-8, we have attached a letter from U.S. Bank N.A. evidencing that Karpus has continuously and beneficially owned shares of the Fund with a value of $2,000 or more for at least a one year from the date of the submittal of this proposal. Furthermore, Karpus intends to hold the referenced shares on the attached through the date of the Meeting.

Sincerely,

/s/

Sharon L. Thornton
Director of Investment Personnel and Senior Analyst